UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 4,266,000 Callable Step-Up Fixed Rate Investor Notes due April 15, 2021

Filed pursuant to Rule 3 of Regulation BW

Dated: April 13, 2016

The following information regarding the U.S. Dollar 4,266,000 Callable Step-Up Fixed Rate Investor Notes due April 15, 2021 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of (i) a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated May 28, 2008) is already on file with the Securities and Exchange Commission; (ii) an Investor Notes Prospectus Supplement, supplementing the Prospectus, the most recent version of which (dated October 16, 2015) is already on file with the Securities and Exchange Commission; and (iii) an Information Statement (the “Information Statement”), the most recent version of which (dated September 17, 2015) is already on file with the Securities and Exchange Commission.

Item 1.    Description of Obligations

(a) U.S. Dollar 4,266,000 Callable Step-Up Fixed Rate Investor Notes due April 15, 2021.

(b) The interest rate per U.S. Dollar 1,000 (“the Specified Denomination”) shall be determined as follows:

For the period from and including the Issue Date to but excluding April 15, 2018 1.000 per cent. per annum

For the period from and including April 15, 2018 to but excluding April 15, 2019 1.250 per cent. per annum

For the period from and including April 15, 2019 to but excluding October 15, 2019 1.500 per cent. per annum

For the period from and including October 15, 2019 to but excluding April 15, 2020 2.000 per cent. per annum

For the period from and including April 15, 2020 to but excluding October 15, 2020 4.000 per cent. per annum

For the period from and including October 15, 2020 to but excluding April 15, 2021 6.000 per cent. per annum payable semi-annually in arrear, on each April 15 and October 15, commencing October 15, 2016 and ending on the Maturity Date.

(c) Maturing April 15, 2021. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d) Notes are callable by the Bank at par on each April 15 and October 15, commencing April 15, 2017 and ending on October 15, 2020, with 5 London and New York Business Days notice.

(e) Bank’s standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

(f) Not applicable.

(g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h) See Prospectus, pages 8-13.

(i) Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2.    Distribution of Obligations

As of October 16, 2015, the Bank entered into a Master Terms Agreement with Incapital LLC (the “Manager”), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 4,266,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about April 15, 2016.

The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of May 28, 2008) is already on file with the Securities and Exchange Commission.

Item 3.    Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 100.00%	0.892%	99.108%
Total: USD 4,266,000	USD 38,046.40	USD 4,227,953.60

Item 4.    Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5.    Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6.    Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7.    Exhibits

A.	Final Terms dated April 12, 2016.

B.	Master Terms Agreement dated October 16, 2015.

Final Terms dated April 12, 2016

International Bank for Reconstruction and Development

Issue of US$ 4,266,000 Callable Step-Up Fixed Rate Investor Notes due April 15, 2021

under the

Global Debt Issuance Facility

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the “Conditions”) set forth in the Prospectus dated May 28, 2008. This document forms an integral part of the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus.

SUMMARY OF THE NOTES

1.	Issuer:	International Bank for Reconstruction and Development (“IBRD”)

2.	(i) Series Number:	4552

	(ii) Tranche Number:	1

3.	Specified Currency or Currencies (Condition 1(d)):	United States Dollars (“US$”)

4.	Aggregate Nominal Amount:

	(i) Series:	US$ 4,266,000

	(ii) Tranche:	US$ 4,266,000

5.	Issue Price:	100 per cent. of the Aggregate Nominal Amount

6.	Specified Denominations (Condition 1(b)):	US$ 1,000

7.	Issue Date:	April 15, 2016

8.	Maturity Date (Condition 6(a)):	April 15, 2021

9.	Interest Basis (Condition 5):	Step-Up Fixed Rate (further particulars specified below)

10.	Redemption/Payment Basis (Condition 6):	Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable

12.	Call/Put Options (Condition 6):	Call Option (further particulars specified below)

13.	Status of the Notes (Condition 3):	Unsecured and unsubordinated

14.	Listing:	None

15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Note Provisions (Condition 5(a)):		Applicable

	(i)	Rates of Interest:	From and including the Issue Date, to but excluding April 15, 2018: 1.000 per cent. per annum

From and including April 15, 2018, to but excluding April 15, 2019: 1.250 per cent. per annum

From and including April 15, 2019, to but excluding October 15, 2019: 1.500 per cent. per annum

From and including October 15, 2019, to but excluding April 15, 2020: 2.500 per cent. per annum

From and including April 15, 2020, to but excluding October 15, 2020: 4.000 per cent. per annum

From and including October 15, 2020, to but excluding April 15, 2021: 6.000 per cent. per annum

	(ii)	Interest Payment Date(s):	April 15 and October 15 of each year, from and including October 15, 2016, to and including the Maturity Date, not subject to adjustment in accordance with a Business Day Convention

	(iii)	Interest Period Date(s):	Each Interest Payment Date

	(iv)	Business Day Convention:	Not Applicable

	(v)	Day Count Fraction (Condition 5(l)):	30/360

	(vi)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	Call Option (Condition 6(d)):		Applicable

	(i)	Optional Redemption Date(s):	April 15 and October 15 of each year, from and including April 15, 2017, to and including October 15, 2020

	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amounts:	US$ 1,000 per minimum Specified Denomination, plus any accrued and unpaid interest thereon

	(iii)	Notice Period:	Five (5) London and New York Business Days prior to the relevant Optional Redemption Date

18.	Put Option (Condition 6(e)):	Not Applicable The terms of the Survivor’s Option are set forth in Appendix I hereto

19.	Final Redemption Amount of each Note (Condition 6):	US$ 1,000 per minimum Specified Denomination

20.	Early Redemption Amount (Condition 6(c)):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

21.	Form of Notes (Condition 1(a)):	Registered Notes:

Global Registered Certificate available on Issue Date

22.	New Global Note:	No

23.	Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):	London and New York

24.	Governing law (Condition 14):	New York

25.	Other final terms:	The first sentence of Condition 7(a)(ii) is hereby replaced by the following: “Interest (which for the purpose of this Condition 7(a) shall include all Instalment Amounts other than final Instalment Amounts) on Registered Notes shall be paid to the person shown on the Register at the close of business on the calendar day before the due date for payment thereof (the “Record Date”).”

DISTRIBUTION

26.	(i) If syndicated, names of Managers and underwriting commitments:	Not Applicable

	(ii) Stabilizing Manager(s) (if any):	Not Applicable

27.	If non-syndicated, name of Dealer:	Incapital LLC

28.	Total commission and concession:	0.892 per cent of the Aggregate Nominal Amount

29.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

30.	ISIN Code:	US45905UVX98

31.	CUSIP:	45905UVX9

32.	Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme and The Depository Trust Company and the relevant identification number(s):	The Depository Trust Company (DTC)

33.	Delivery:	Delivery against payment

34.	Registrar and Transfer Agent (if any):	Citibank N.A., London Branch

35.	Intended to be held in a manner which would allow Eurosystem eligibility:	No

GENERAL INFORMATION

IBRD’s most recent Information Statement was issued on September 17, 2015.

RESPONSIBILITY

IBRD accepts responsibility for the information contained in these Final Terms.

Signed on behalf of IBRD:

By:	/s/ Rebeca Godoy
Name: Rebeca Godoy
Title: Authorized Officer

Duly authorized

APPENDIX I to the Final Terms

SURVIVOR’S OPTION

The authorized representative of a deceased beneficial owner of the Notes or a beneficial interest in the Notes shall have the option to elect repayment of such Notes or interest therein following the death of such beneficial owner (a “Survivor’s Option”). No Survivor’s Option may be exercised until at least twelve months following the Issue Date of the Notes. No Survivor’s Option may be exercised on behalf of a person who, at the date of his or her death, has beneficially owned the Notes continuously for less than six months.

Upon exercise of the Survivor’s Option, IBRD shall repay any Note (or portion thereof) properly tendered for repayment by or on behalf of the person (the “Survivor Representative”) that has authority to act on behalf of the deceased beneficial owner of a Note (including, without limitation, the personal representative or executor of the deceased beneficial owner or the surviving joint owner with the deceased beneficial owner) under the laws of the appropriate jurisdiction at a price equal to 100% of the nominal amount of the beneficial interest of the deceased owner in such Note plus accrued interest to, but excluding, the date of such repayment, subject to the following limitations:

a)	IBRD may, in its sole discretion, limit the aggregate nominal amount of “Investor Notes” as to which exercises of the Survivor’s Option shall be accepted in any calendar year (the “Annual Aggregate Survivor’s Option Limitation”) to an amount equal to the greater of (a) 1% of the outstanding aggregate nominal amount of “Investor Notes” as of December 31 of the previous year or (b) US$1,000,000, or such greater amount as IBRD in its sole discretion may determine for any calendar year, and may limit to US$250,000, or such greater amount as IBRD in its sole discretion may determine for any calendar year, the aggregate nominal amount of Notes (or portions thereof) as to which exercise of the Survivor’s Option will be accepted with respect to any individual deceased owner of beneficial interests in such Notes (the “Individual Survivor’s Option Limitation”).

b)	IBRD shall not permit the exercise of the Survivor’s Option in amounts that are less than US$1,000, or such other minimum Specified Denomination specified herein, or that would result in a Note remaining outstanding after repayment of less than US$1,000, or such other minimum Specified Denomination specified herein.

c)	Any Note (or portion thereof) tendered pursuant to a valid exercise of the Survivor’s Option may not be withdrawn and such Note (or portion thereof) may not be transferred prior to repayment; provided, however, that in the event a Note (or portion thereof) tendered for repayment is not accepted, such Note may thereafter be withdrawn or transferred.

Each Note (or portion thereof) that is tendered pursuant to valid exercise of the Survivor’s Option shall be accepted promptly in the order all such Notes are tendered, except for any Note (or portion thereof) the acceptance of which would contravene any of the limitations described above, if applied, with respect to the relevant individual deceased owner of beneficial interests therein. If, as of the end of any calendar year, the aggregate nominal amount of Notes (or portions thereof) that have been accepted pursuant to exercise of the Survivor’s Option during such year has not exceeded the Annual Aggregate Survivor’s Option Limitation for that year, any Notes (or portions thereof) tendered for repayment but not accepted during such calendar year because such acceptance would have contravened the Individual Survivor’s Option Limitation, if applied, shall be deemed to be tendered and accepted in the order all such Notes (or portions thereof) were tendered to the extent that any such acceptance would not trigger the Annual Aggregate Survivor’s Option Limitation for such calendar year. Any Notes (or portions thereof) tendered for repayment but not accepted in a calendar year because such acceptance would have contravened the Annual Aggregate Survivor’s Option Limitation on an issue of Notes, if applied, shall be deemed to be tendered in the following calendar year, using the order in which such Notes (or portions thereof) were tendered, except for any Notes (or portions thereof) that have been withdrawn. Normally, any Note (or portion thereof) accepted for repayment pursuant to exercise of the Survivor’s Option shall be repaid quarterly, no later than the first January 15, April 15, July 15 or October 15 that occurs at least 20 calendar days after the date of such acceptance. In the event that a Note (or any portion thereof) tendered for repayment pursuant to valid exercise of the Survivor’s Option is not accepted, IBRD (or the Global Agent on its behalf) shall deliver a notice by first-class mail to the registered holder thereof at its last known address as indicated in the Register, that states the reason such Note (or portion thereof) has not been accepted for repayment.

In order for a Survivor’s Option to be validly exercised with respect to any Note (or portion thereof), IBRD must receive from the Survivor Representative of the deceased beneficial owner (i) a written request for repayment signed by the Survivor Representative, and such signature must be guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc. (FINRA) or a commercial bank or trust company having an office or correspondent in the United States, (ii) tender of a Note (or portion thereof) to be repaid, (iii) appropriate evidence satisfactory to IBRD (A) that the deceased owner was a beneficial owner of the Note at the time of death, (B) that the death of such beneficial owner has occurred, (C) as to the date of death of the beneficial owner and (D) that the Survivor Representative has authority to act on behalf of the deceased beneficial owner, (iv) if applicable, a properly executed assignment or endorsement, (v) if the beneficial interest in such Note is held by a nominee of the deceased beneficial owner, a certificate satisfactory to IBRD from such nominee attesting to the deceased’s beneficial ownership interest in such Note, (vi) tax waivers and such other instruments or documents that IBRD reasonably requires in order to establish the validity of the beneficial ownership of the Note and the claimant’s entitlement to repayment and (vii) any additional information IBRD reasonably requires to evidence satisfaction of any conditions to the exercise of the Survivor’s Option or to document beneficial ownership interest in, or authority to make the election and to cause the repayment of the Note (or portion thereof). Subject to IBRD’s right hereunder to limit the aggregate nominal amount of Notes as to which exercises of the Survivor’s Option shall be accepted in any one calendar year, all questions as to the eligibility or validity of any exercise of the Survivor’s Option will be determined by IBRD, in its sole discretion, which determination shall be final and binding on all parties. The Survivor Representative’s notice of election to exercise shall be in such form as shall be reasonably acceptable to IBRD.

The death of a person holding a beneficial ownership interest in a Note in joint tenancy or tenancy by the entirety with another or others shall be deemed the death of the beneficial owner of the Note for purposes of the Survivor’s Option, and the entire nominal amount of the Note so held shall be subject to repayment. The death of a person holding a beneficial ownership interest in a Note by tenancy in common shall be deemed the death of a beneficial owner of a Note only with respect to the deceased beneficial owner’s interest in the Note so held by tenancy in common; except that in the event a Note is held by husband and wife as tenants in common, the death of either shall be deemed the death of the beneficial owner of the Note for purposes of the Survivor’s Option, and the entire nominal amount of the Note so held shall be subject to repayment. The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial ownership interest in a Note shall be deemed the death of the beneficial owner thereof for purposes of the Survivor’s Option, regardless of whether that beneficial owner was the registered holder, if entitlement to those interests can be established to the satisfaction of IBRD. A beneficial ownership interest shall be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Transfers to Minors Act or Uniform Gifts to Minors Act, community property or other joint ownership arrangements between a husband and wife and custodial and trust arrangements where one person has all of the beneficial ownership interests in the Note during his or her lifetime.

With respect to Notes represented by a Global Registered Certificate, DTC or its nominee is treated as the holder of such Note and therefore shall be the only entity that can exercise the Survivor’s Option for such Notes. To obtain repayment pursuant to exercise of the Survivor’s Option with respect to such a Note, the Survivor Representative must provide to the broker or other entity through which the beneficial interest in such Note is held by the deceased beneficial owner (i) the documents described in the second preceding paragraph and (ii) a written instruction to such broker or other entity to notify DTC of such Survivor Representative’s desire to obtain repayment pursuant to exercise of the Survivor’s Option. Such broker or other entity shall provide to IBRD (i) the documents received from the Survivor Representative referred to in clause (i) of the preceding sentence and (ii) evidence satisfactory to IBRD from such broker or other entity stating that it represents the deceased beneficial owner. Such broker or other entity shall be responsible for disbursing payments it receives from the Global Agent pursuant to exercise of the Survivor’s Option to the appropriate Survivor Representative.

EXECUTION VERSION

MASTER TERMS AGREEMENT UNDER THE FACILITY

October 16, 2015

International Bank for Reconstruction

and Development

1818 H Street, N.W.

Washington, D.C. 20433

The undersigned, Incapital LLC (“Incapital”), agrees to purchase, from time to time, from you (the “Bank”) separate series of the Bank’s Investor Notes (the “Notes”), as described in the Final Terms applicable to each particular series of Notes (the “Final Terms”) and the Bank’s Prospectus for the Global Debt Issuance Facility, dated May 28, 2008, as supplemented by the Bank’s Investor Notes Prospectus Supplement, dated the date hereof (the “Investor Notes Supplement”), and on the terms set forth in (i) the final term sheet applicable to each particular series of such Notes (the “Applicable Term Sheet”), (ii) this Master Terms Agreement and (iii) the Standard Provisions, amended and restated as of May 28, 2008, relating to the issuance of notes by the Bank (the “Standard Provisions”), incorporated herein by reference.

In so purchasing the Notes, Incapital understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

The Bank and Incapital hereby agree that the Investor Notes Supplement shall supplement the Prospectus only with respect to Notes issued and sold by the Bank under this Master Terms Agreement. The Investor Notes Supplement shall not apply to any other notes that may be issued by the Bank under the Facility and shall not be deemed to create a Document Date with respect to any Dealer other than Incapital.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined in this Master Terms Agreement and identified in the Applicable Term Sheet. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

The Bank and Incapital understand that the process, timetable and conditions for the offer, issuance and sale of each Note pursuant to this Master Terms Agreement will be as follows (subject to such revisions or modifications to which the Bank and Incapital may mutually agree with respect to any particular series of Notes):

•	On the first New York Business Day (defined below) of a given week (the “Launch Date”), Incapital may initiate marketing efforts with regard to identifying potential investors and seeking indications of interest for Notes with terms (i) contemplated by the Investor Notes Supplement and (ii) within the framework communicated to Incapital by the Bank on or before the Launch Date (including, but not limited to, the maximum all-in cost to the Bank, the minimal nominal amount and the scheduled maturity). Such marketing will be undertaken by Incapital by utilizing an applicable preliminary form of Final Terms previously approved by the Bank for such purpose. Incapital hereby acknowledges that, in its marketing efforts and identifying potential investors, it will act as principal and in its own name and for its own account and not as the Bank’s agent and it will not, nor has it received an express or implied authorization from the Bank to, solicit offers to purchase the Notes on behalf of the Bank.

•	On the first New York Business Day of the next succeeding week (the “Trade Date”), based on the indications of interest received by Incapital, the Bank and Incapital will confirm the applicable pricing terms of an issuance and sale of such Notes (including but not limited to the nominal amount, the maturity date, the dates of payments, the applicable interest rate(s) or method(s) of interest calculation and the issue price) and will reflect such terms in an indicative term sheet. At such time, if any, as all material terms of such Notes have been included in a term sheet and an authorized officer of each of the Bank and Incapital has communicated to the other, via an exchange of e-mails or other written communications, its acceptance of such terms (such time, the “Time of Sale”), then such term sheet shall be deemed the “Applicable Term Sheet” for such Notes, and such Applicable Term Sheet shall constitute the binding agreement of the Bank to issue and sell, and of Incapital to purchase, such Notes in accordance with this Master Terms Agreement at 11:00 a.m. New York time on the date that is the fourth New York and London Business Day following the Trade Date (such date, the “Settlement Date”).

•	Not later than the first New York Business Day following the Trade Date, Incapital will prepare and the Bank will execute the Final Terms with respect to such Notes, dated as of the Trade Date.

•	Notwithstanding the foregoing, the Bank and Incapital acknowledge that either party may determine at any time prior to the Time of Sale not to proceed with the issuance or purchase of the Notes, in which case neither party shall be liable for any costs and expenses incurred by the other party.

As used herein, a “New York Business Day” is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close.

As used herein, a “New York and London Business Day” is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City or London generally are authorized or obligated by law, regulation or executive order to close.

The Bank represents and warrants to Incapital that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof and on the Trade Date.

The obligation of Incapital to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein.

The obligation of Incapital to purchase the first series of Notes that is issued and sold hereunder is further subject to the receipt by Incapital on the Settlement Date thereof of documents , each dated such Settlement Date and each substantially in the form of the following documents, but modified as necessary to address the issuances and sales of Notes hereunder: the officer’s certificate of the Bank referred to in Section 6.3.1, the validity opinion of Bank counsel referred to in Section 6.3.2, the validity opinion of Dealer counsel referred to in Section 6.3.3, the disclosure letters of Bank counsel and Sullivan & Cromwell LLP referred to in Section 6.3.4, a letter of the Bank’s accountants addressed to Incapital and giving Incapital the full benefit of the most recently delivered accountants’ letter referred to in Section 6.3.5, and the certificate of the Secretary of the Bank referred to in Section 6.3.6, of the Standard Provisions.

The obligation of Incapital to purchase Notes from time to time that are issued and sold hereunder is further subject to the receipt by Incapital, on each Document Date, of the documents referred to in the preceding paragraph hereof, each dated such Document Date.

If, on a date not more than 10 days following the date on which the Bank files with the SEC its most recent annual or quarterly financial statements pursuant to Regulation BW, Incapital sends notice to the Bank to the effect that Incapital requests delivery of a “Quarterly Officer Certificate”, then, on a date not more than 10 days following the Bank’s receipt of such notice, the Bank shall deliver to Incapital a certificate of any Managing Director, the Vice President and Treasurer, the Director, Capital Markets Department, or the Chief Counsel, Finance of the Bank, dated the date of delivery, to the effect that (i) the representations and warranties of the Bank contained herein are true and correct at the time of such date as though made at and as of such time and (ii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

Subject to Section 5.6 of the Standard Provisions, the Bank certifies to Incapital that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1	The Bank agrees that it will issue each series of the Notes specified in the Applicable Term Sheet, and Incapital agrees to purchase such series of the Notes, at the purchase price specified in the Applicable Term Sheet (being equal to the issue price specified in the Applicable Term Sheet less the management, underwriting and selling concessions or discounts specified in the Applicable Term Sheet, if applicable).

2	The purchase price specified above will be paid on the Settlement Date by Incapital to Citibank, N.A., as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3	The Bank hereby appoints Incapital as a Dealer under the Standard Provisions solely for the purpose of each issue of Notes to which this Master Terms Agreement pertains. Incapital shall be vested, solely with respect to each such issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Master Terms Agreement.

4	In consideration of the Bank appointing Incapital as a Dealer with respect to each issue of Notes to which this Master Terms Agreement pertains, Incapital hereby undertakes for the benefit of the Bank that, in relation to each such issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5	The undersigned hereby agrees to pay the legal fees and expenses of Sullivan & Cromwell LLP, counsel to Incapital, and the agreed fees and expenses of the Bank’s accountants in connection with any accountants’ letter to be delivered to the undersigned.

6	Incapital acknowledges that its appointment as Dealer is limited to each issue of Notes to which this Master Terms Agreement pertains and is not for any other issue of notes of the

Bank pursuant to the Standard Provisions and that such appointment will terminate upon the termination of this Master Terms Agreement, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of Incapital which have arisen prior to such termination. This Master Terms Agreement may be terminated at any time by either the Bank or Incapital, upon the giving of five New York Business Days’ written notice of such termination to the other party hereto.

For purposes hereof, the notice details of Incapital are as follows:

Incapital LLC

200 South Wacker Drive, Suite 3700

Chicago, IL 60606

Attention: Tom Belka

Tel No.: (312) 379-3700

Fax No.: (312) 379-3701

Email: tom.belka@incapital.com

7	All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

8	This Master Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

This Master Terms Agreement may be executed by the parties hereto in counterparts, each of which shall be deemed to be an original, but both such respective counterparts together shall constitute one and the same instrument.

INCAPITAL LLC

By:	/s/ Christopher O’Connor
	Name:	Christopher O’Connor
	Title:	Managing Director

CONFIRMED AND ACCEPTED, as of the

date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:	/s/ Tenzing Sharchok
	Name:	Tenzing Sharchok
Authorized Officer